SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of October, 2003

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Scrip Dividend dated 21 October, 2003





Date: 21 October 2003

PRUDENTIAL PLC SCRIP DIVIDEND

Prudential plc announces that the reference price for the fully paid extra shares to be issued to shareholders who elected for the scrip dividend alternative for the 2003 interim dividend is 460.85 pence per share.

This price is calculated in accordance with the terms of the circular to shareholders dated 18 September 2003.

Application has been made to the Financial Services Authority and the London Stock Exchange for a total of 1,456,183 ordinary shares of 5 pence each fully paid to be admitted to the Official List. It is expected that admission will be granted on Thursday 30 October 2003 and that dealings will commence on Friday 31 October 2003. When issued these shares will rank pari passu with the existing ordinary shares.

END


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 21 October, 2003

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  John Price

                                              John Price
                                              Deputy Group Secretary